May 31, 2010

Prospectus

Legg Mason

Target Retirement Series

	Legg Mason Target Retirement 2015	Legg Mason Target Retirement 2020	Legg Mason Target Retirement 2025	Legg Mason Target Retirement 2030	Legg Mason Target Retirement 2035	Legg Mason Target Retirement 2040	Legg Mason Target Retirement 2045	Legg Mason Target Retirement 2050	Legg Mason Target Retirement Fund
Class	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol	Ticker Symbol
A:	LMFAX	LMWAX	LMXAX	LMVAX	LMNAX	LMYAX	LMKAX	LMJAX	LMPAX
C:	LMFCX	LMWCX	LMXCX	LMVCX	LMTCX	LMHCX	LMKCX	LMJCX	LMRCX
FI:	LMMFX	LMWFX	LMXFX	LMQFX	LMEFX	LMYFX	LMKFX	LMJFX	LMRPX
R:	LMFRX	LMWRX	LMXRX	LMQRX	LMRRX	LMYRX	LMKRX	LMJRX	LMERX
R1
I:	LMFIX	LMWIX	LMXIX	LMVIX	LMNIX	LMNRX	LMKIX	LMJIX	LMIMX
IS:	LMFSX	LMWSX	LMXSX	LMVSX	LMSSX	LMYSX	LMKSX	LMJSX	LMRSX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2	Legg Mason Target Retirement 2015

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	8.76[2]	8.44[2]	10.51[2]	10.35[2]	10.35[1]	9.38[2]	9.38[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.58	0.58	0.58	0.58	0.58	0.58	0.58
Total annual fund operating expenses[3]	9.69	10.12	11.44	11.53	12.03	10.06	10.06
Fees forgone and/or expenses reimbursed[4]	(8.70)	(8.38)	(10.45)	(10.29)	(10.29)	(9.32)	(9.36)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2015	3

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,482	4,128	7,613
Class C (with redemption at end of period)	277	2,161	3,948	7,673
Class C (without redemption at end of period)	177	2,161	3,948	7,673
Class FI (with or without redemption at end of period)	101	2,330	4,281	8,160
Class R (with or without redemption at end of period)	126	2,365	4,321	8,197
Class R1 (with or without redemption at end of period)	177	2,490	4,489	8,379
Class I (with or without redemption at end of period)	76	2,069	3,865	7,620
Class IS (with or without redemption at end of period)	72	2,066	3,863	7,618

4	Legg Mason Target Retirement 2020

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	8.02[2]	8.61[2]	8.93[2]	8.54[2]	8.54[1]	7.95[2]	7.95[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.58	0.58	0.58	0.58	0.58	0.58	0.58
Total annual fund operating expenses[3]	8.95	10.29	9.86	9.72	10.22	8.63	8.63
Fees forgone and/or expenses reimbursed[4]	(7.96)	(8.55)	(8.87)	(8.48)	(8.48)	(7.89)	(7.93)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2020	5

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,356	3,911	7,293
Class C (with redemption at end of period)	277	2,191	3,998	7,742
Class C (without redemption at end of period)	177	2,191	3,998	7,742
Class FI (with or without redemption at end of period)	101	2,054	3,822	7,542
Class R (with or without redemption at end of period)	126	2,049	3,795	7,488
Class R1 (with or without redemption at end of period)	177	2,179	3,977	7,712
Class I (with or without redemption at end of period)	76	1,810	3,421	6,964
Class IS (with or without redemption at end of period)	72	1,808	3,420	6,964

6	Legg Mason Target Retirement 2025

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	8.76[2]	8.98[2]	9.29[2]	9.32[2]	9.32[1]	8.48[2]	8.48[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total annual fund operating expenses[3]	9.71	10.68	10.24	10.52	11.02	9.18	9.18
Fees forgone and/or expenses reimbursed[4]	(8.72)	(8.94)	(9.25)	(9.28)	(9.28)	(8.44)	(8.48)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2025	7

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,485	4,133	7,620
Class C (with redemption at end of period)	277	2,259	4,111	7,896
Class C (without redemption at end of period)	177	2,259	4,111	7,896
Class FI (with or without redemption at end of period)	101	2,121	3,935	7,700
Class R (with or without redemption at end of period)	126	2,190	4,032	7,819
Class R1 (with or without redemption at end of period)	177	2,318	4,209	8,026
Class I (with or without redemption at end of period)	76	1,911	3,595	7,228
Class IS (with or without redemption at end of period)	72	1,907	3,593	7,227

8	Legg Mason Target Retirement 2030

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	9.32[2]	10.27[2]	9.28[2]	9.16[2]	9.16[1]	8.62[2]	8.62[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total annual fund operating expenses[3]	10.27	11.97	10.23	10.36	10.86	9.32	9.32
Fees forgone and/or expenses reimbursed[4]	(9.28)	(10.23)	(9.24)	(9.12)	(9.12)	(8.58)	(8.62)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2030	9

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,579	4,292	7,844
Class C (with redemption at end of period)	277	2,480	4,472	8,358
Class C (without redemption at end of period)	177	2,480	4,472	8,358
Class FI (with or without redemption at end of period)	101	2,119	3,932	7,696
Class R (with or without redemption at end of period)	126	2,162	3,986	7,755
Class R1 (with or without redemption at end of period)	177	2,291	4,164	7,966
Class I (with or without redemption at end of period)	76	1,937	3,640	7,294
Class IS (with or without redemption at end of period)	72	1,933	3,637	7,293

10	Legg Mason Target Retirement 2035

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	9.73[2]	8.56[2]	11.01[2]	11.05[2]	11.05[1]	7.04[2]	7.04[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Total annual fund operating expenses[3]	10.67	10.25	11.95	12.24	12.74	7.73	7.73
Fees forgone and/or expenses reimbursed[4]	(9.68)	(8.51)	(10.96)	(11.00)	(11.00)	(6.99)	(7.03)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2035	11

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,645	4,402	7,994
Class C (with redemption at end of period)	277	2,185	3,987	7,727
Class C (without redemption at end of period)	177	2,185	3,987	7,727
Class FI (with or without redemption at end of period)	101	2,417	4,423	8,337
Class R (with or without redemption at end of period)	126	2,485	4,515	8,436
Class R1 (with or without redemption at end of period)	177	2,609	4,678	8,603
Class I (with or without redemption at end of period)	76	1,644	3,128	6,497
Class IS (with or without redemption at end of period)	72	1,641	3,125	6,495

12	Legg Mason Target Retirement 2040

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00%	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	12.48[2]	9.99[2]	12.67[2]	12.59[2]	12.59[1]	8.93[2]	8.93[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Total annual fund operating expenses[3]	13.42	11.68	13.61	13.78	14.28	9.62	9.62
Fees forgone and/or expenses reimbursed[4]	(12.43)	(9.94)	(12.62)	(12.54)	(12.54)	(8.88)	(8.92)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2040	13

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	3,084	5,109	8,854
Class C (with redemption at end of period)	277	2,431	4,393	8,262
Class C (without redemption at end of period)	177	2,431	4,393	8,262
Class FI (with or without redemption at end of period)	101	2,694	4,859	8,837
Class R (with or without redemption at end of period)	126	2,740	4,916	8,887
Class R1 (with or without redemption at end of period)	177	2,859	5,066	9.022
Class I (with or without redemption at end of period)	76	1,991	3,732	7,429
Class IS (with or without redemption at end of period)	72	1,987	3,730	7,428

14	Legg Mason Target Retirement 2045

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00%	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	12.82[2]	11.91[2]	13.77[2]	13.69[2]	13.69[1]	10.92[2]	10.92[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Total annual fund operating expenses[3]	13.76	13.60	14.71	14.88	15.38	11.61	11.61
Fees forgone and/or expenses reimbursed[4]	(12.77)	(11.86)	(13.72)	(13.64)	(13.64)	(10.87)	(10.91)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2045	15

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	3,137	5,191	8,943
Class C (with redemption at end of period)	277	2,749	4,898	8,848
Class C (without redemption at end of period)	177	2,749	4,898	8,848
Class FI (with or without redemption at end of period)	101	2,871	5,130	9,115
Class R (with or without redemption at end of period)	126	2,917	5,183	9,157
Class R1 (with or without redemption at end of period)	177	3,032	5,325	9,272
Class I (with or without redemption at end of period)	76	2,339	4,313	8,213
Class IS (with or without redemption at end of period)	72	2,337	4,312	8,215

16	Legg Mason Target Retirement 2050

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00%	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	13.64[2]	13.15[2]	14.33[2]	14.47[2]	14.47[1]	13.15[2]	13.15[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.61	0.61	0.61	0.61	0.61	0.61	0.61
Total annual fund operating expenses[3]	14.60	14.86	15.29	15.68	16.18	13.86	13.86
Fees forgone and/or expenses reimbursed[4]	(13.61)	(13.12)	(14.30)	(14.44)	(14.44)	(13.12)	(13.16)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement 2050	17

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	3,265	5,385	9,142
Class C (with redemption at end of period)	277	2,951	5,204	9,159
Class C (without redemption at end of period)	177	2,951	5,204	9,159
Class FI (with or without redemption at end of period)	101	2,962	5,265	9,242
Class R (with or without redemption at end of period)	126	3,042	5,368	9,329
Class R1 (with or without redemption at end of period)	177	3,155	5,504	9,431
Class I (with or without redemption at end of period)	76	2,716	4,909	8,900
Class IS (with or without redemption at end of period)	72	2,713	4,907	8,901

18	Legg Mason Target Retirement Fund

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 97 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 77 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None
Maximum contingent deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00%	None	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Distribution and service (12b-1) fees	0.25	1.00	0.25	0.50	1.00	None	None
Other expenses	10.43[2]	11.04[2]	11.34[2]	11.35[2]	11.35[1]	10.99[2]	10.99[1]
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Total annual fund operating expenses[3]	11.32	12.68	12.23	12.49	12.99	11.63	11.63
Fees forgone and/or expenses reimbursed[4]	(10.33)	(10.94)	(11.24)	(11.25)	(11.25)	(10.89)	(10.93)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses[4]	0.99	1.74	0.99	1.24	1.74	0.74	0.70

[1]	“Other expenses” for Class R1 shares and Class IS shares are estimated for the current fiscal year because no shares of these classes were outstanding as of January 31, 2010.
[2]	“Other expenses” for Class A, Class C, Class FI, Class R and Class I shares have been restated to reflect current fees.
[3]

Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Prospectus and in the fund’s shareholder reports, because the ratios in the financial highlights tables reflect the fund’s operating expenses and do not include acquired fund fees and expenses.

[4]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, taxes, extraordinary expenses and brokerage, except for brokerage commissions on purchases and sales of shares of exchange-traded funds) so that total annual operating expenses are not expected to exceed 0.99% for Class A shares, 1.74% for Class C shares, 0.99% for Class FI shares, 1.24% for Class R shares, 1.74% for Class R1 shares, 0.74% for Class I shares and 0.70% for Class IS shares. These arrangements cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

•	The fees and expenses of the underlying funds are reflected

Legg Mason Target Retirement Fund	19

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	670	2,752	4,578	8,224
Class C (with redemption at end of period)	277	2,598	4,662	8,585
Class C (without redemption at end of period)	177	2,598	4,662	8,585
Class FI (with or without redemption at end of period)	101	2,464	4,498	8,428
Class R (with or without redemption at end of period)	126	2,527	4,583	8,516
Class R1 (with or without redemption at end of period)	177	2,650	4,743	8,676
Class I (with or without redemption at end of period)	76	2,343	4,319	8,221
Class IS (with or without redemption at end of period)	72	2,340	4,317	8,220